--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
   INTERBREW S.A.          SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  VAARTSTRAAT 94/4            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                        B-1050
(011)(32) 16 315 870       (011) (44) 20 7959-8900              BRUXELLES
                                                                 BELGIUM
                                                          (011) (32) 2 543 70 80


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)
                      -----------------------------------
                                  MAY 24, 2004
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

                                                                               2
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies to 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d' Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew S.A., as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares, may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               3
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

                                                                               4
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INTERBREW
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies to 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d' Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew S.A., as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares, may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               5
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------

                                                                               6
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN SCA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies to 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d' Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew S.A., as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares, may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               7
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

                                                                               8
ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D originally filed on March 15, 2004, on behalf of Interbrew, the Stichting and EPS (collectively, the "Reporting Persons"), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended and supplemented as follows:

         (b), (e)

         In accordance with the terms of the Incorporacao Agreement, dated as of March 3, 2004 (the "Incorporacao Agreement"), among AmBev, Interbrew, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of Interbrew, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew ("Labatt"), on May 24, 2004, AmBev, Interbrew, Labatt and Mergeco entered into a Consent and Indemnity Agreement (the "Consent and Indemnity Agreement"), pursuant to which AmBev has consented to the terms of the FEMSA Agreements (as defined below). In addition, pursuant to the Consent and Indemnity Agreement, Interbrew has agreed to use its reasonable best efforts to cause Labatt to transfer prior to June 10, 2004, subject to certain conditions, Labatt's approximately 30% equity interest (the "FEMSA Cerveza Interest") in FEMSA Cerveza, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("FEMSA Cerveza"), and its interest in Labatt Holdings, Inc., a Delaware corporation that holds, directly and indirectly, Labatt's interest in LF Holdings I L.L.C. and LF Holdings II L.L.C. (collectively, "Labatt USA") to a subsidiary of Interbrew that is not a subsidiary of Labatt. In the event that (1) the FEMSA Cerveza Interest and Labatt's interest in Labatt USA have not been transferred to a subsidiary of Interbrew that is not a subsidiary of Labatt prior to the closing of the transactions contemplated by the Incorporacao Agreement and (2) the transactions contemplated by the FEMSA Agreements will not be consummated at or prior to the closing of the transactions contemplated by the Incorporacao Agreement, then pursuant to the Consent and Indemnity Agreement, Interbrew and AmBev shall agree to appropriate amendments to the Incorporacao Agreement to ensure that AmBev is not required to issue any AmBev Common Shares or AmBev preferred shares in respect of the FEMSA Cerveza Interest.

         On May 24, 2004, Interbrew and certain of its affiliates, on the one hand, and Fomento Economico Mexicano, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico ("FEMSA"), and certain of its affiliates, on the other hand, entered into certain agreements (the "FEMSA Agreements") pursuant to which, subject to the satisfaction of certain conditions, Labatt will sell to FEMSA the FEMSA

Cerveza Interest for $1.245 billion, and concurrently, LF Holdings I L.L.C. will cause Labatt USA to assign the U.S. distribution rights for certain of FEMSA Cerveza's brands to Wisdom Imports Sales Company L.L.C. ("Wisdom"), a wholly-owned subsidiary of FEMSA Cerveza, in exchange for the redemption of Wisdom's 30% interest in Labatt USA. In addition, FEMSA and its affiliates, subject to the satisfaction of certain conditions, have consented to, and waived, all of their rights that might arise under (1) the Estatutos (by-laws) of FEMSA Cerveza, as amended, and the Shareholders Agreement in respect of FEMSA Cerveza, and (2) the Principal Owners and Members Agreement in respect of Labatt USA, the limited liability company agreements in respect of Labatt USA and the other joint venture documents relating to Labatt USA, with respect to the transfer at any time of the direct and indirect holdings of Labatt in FEMSA Cerveza and Labatt USA to a wholly-owned indirect subsidiary of Interbrew that is not a subsidiary of Labatt.

         As a result of the foregoing, it is anticipated that, at the time the merger of Mergeco (which will own Labatt at such time) into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao") is consummated, Labatt will not own any equity interests of FEMSA Cerveza or Labatt USA. In accordance with the terms of the Incorporacao Agreement, if Labatt does not own the FEMSA Cerveza Interest or the membership interests of Labatt USA at the time the Incorporacao is consummated, then the number of AmBev shares to be issued pursuant to the Incorporacao to Interbrew (or its subsidiaries) shall be adjusted by reducing the number of AmBev Common Shares to be issued pursuant to the Incorporacao to 7,866,181,882 AmBev Common Shares and reducing the number of AmBev preferred shares to be issued pursuant to the Incorporacao to 11,398,181,319 AmBev preferred shares.

         In addition, pursuant to the FEMSA Agreements, Wisdom has withdrawn its lawsuit filed March 12, 2004 in U.S. federal court in New York, against Interbrew and certain of its affiliates, which sought a preliminary injunction of certain aspects of the combination of Interbrew and AmBev, and FEMSA and its affiliates have agreed not to bring any litigation under the FEMSA Cerveza and Labatt USA joint venture documents to oppose the combination of Interbrew and AmBev.

         The Consent and Indemnity Agreement is attached as an Exhibit to this Amendment No. 1 and is hereby incorporated by reference herein and this Item 4 is qualified in its entirety by reference thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item 6 is hereby amended and supplemented as follows:

         The information contained in Item 4 above and the Consent and Indemnity Agreement, which is attached as an Exhibit to this Amendment No. 1, are hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

Item 7.     Material to Be Filed as Exhibits.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).


2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.4            Lock-up Agreement dated March 2, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev, executed on July 1, 1999, between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)(incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by the Fundacao, Braco and ECAP) (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15,
               2004).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8 Form of Amended Interbrew By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.9 Form of Amended Stichting By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.10 Form of Stichting Conditions of Administration (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the to Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.13 Complaint, dated March 12, 2004, filed by Wisdom Import Sales Company, L.L.C. as plaintiff and naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15,
               2004).

2.14 Consent and Indemnity Agreement, dated as of May 24, 2004, among AmBev, Interbrew, Mergeco and Labatt.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004

                                   INTERBREW S.A.


                                   by /s/ ANDRE WECKX
                                      -----------------------------------
                                   Name:  Andre Weckx
                                   Title: Chief Technical Officer of Interbrew


                                   by /s/ BRENT WILLIS
                                      -----------------------------------
                                   Name:  Brent Willis
                                   Title: Chief Commercial Officer of Interbrew

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004

                                   STICHTING INTERBREW


                                   by /s/ ALEXANDRE VAN DAMME
                                      -----------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Member of the Bureau


                                   by /s/ FREDERIC DE MEVIUS
                                      -----------------------------------
                                   Name:  Frederic de Mevius
                                   Title: Member of the Bureau


                                   by /s/ ARNOUD DE PRET
                                      -----------------------------------
                                   Name:  Arnoud de Pret
                                   Title: Member of the Bureau

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 27, 2004

                                   EUGENIE PATRI SEBASTIEN SCA



                                   by /s/ ALEXANDRE VAN DAMME
                                      -----------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Director Patri SA


                                   by /s/ FREDERIC DE MEVIUS
                                      -----------------------------------
                                   Name:  Frederic de Mevius
                                   Title: Director Eugenie SA


                                   by /s/ ARNOUD DE PRET
                                      -----------------------------------
                                   Name:  Arnoud de Pret
                                   Title: Director Sebastien SARL

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.4            Lock-up Agreement dated March 2, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev, executed on July 1, 1999, between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by the Fundacao, Braco and ECAP) (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15,
               2004).

Exhibit No.    Description
-----------    -----------

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.8 Form of Amended Interbrew By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.9 Form of Amended Stichting By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.10 Form of Stichting Conditions of Administration (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the to Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.13 Complaint, dated March 12, 2004, filed by Wisdom Import Sales Company, L.L.C. as plaintiff and naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15,
               2004).

2.14 Consent and Indemnity Agreement, dated as of May 24, 2004, among AmBev, Interbrew, Mergeco and Labatt.